EXHIBIT 11

UNITIL CORPORATION AND SUBSIDIARY COMPANIES

COMPUTATION OF EARNINGS PER WEIGHTED AVERAGE COMMON SHARE OUTSTANDING

(Millions except common shares and per share data)

(UNAUDITED)

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
Net Income	$3.1	$4.0	$18.3	$30.5
Weighted Average Number of Common Shares Outstanding – Basic (000’s)	14,948	14,892	14,941	14,884
Dilutive Effect of Stock Options and Restricted Stock (000’s)	1	7	2	6
Weighted Average Number of Common Shares Outstanding – Diluted (000’s)	14,949	14,899	14,943	14,890
Earnings Per Share – Basic and Diluted	$0.21	$0.27	$1.23	$2.05